UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 12b-25

Commission File Number 001-35652

NOTIFICATION OF LATE FILING

(Check One):
☒ Form 10-K   ☐ Form 11-K   ☐ Form 20-F   ☐ Form 10-Q
☐ Form N-SAR   ☐ Form N-CSR

For Period Ended: November 30, 2014
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☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended:
---------------------------------

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: N/A

PART I
REGISTRANT INFORMATION

Methes Energies International Ltd.
Full Name of Registrant

Not Applicable
Former Name if Applicable

3651 Lindell Road, Suite D-272
Address of Principal Executive Office (Street and Number)

Las Vegas, Nevada 89103
City, State and Zip Code

PART II
RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.  (Check box if appropriate.)

☒
(a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

(b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

(c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III
NARRATIVE

State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR, N-CSR or the transition report or portion thereof, could not be filed within the prescribed time period.

The registrant is awaiting consummation of various material transactions which would have a material impact on the disclosures in the financial statements in the Annual Report on Form 10-K for the year ended November 30, 2014 (the “Annual Report”).  As a result, the registrant will not able to file the Annual Report by March 2, 2015 without unreasonable effort or expense.  The registrant believes that the Annual Report will be available for filing on or before March 17, 2015.

PART IV
OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

Michel Laporte                                                                (702) 932-9964
(Name)                                                                (Area Code) (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). ☒ Yes ☐ No

(3) Is it anticipated that any significant change in results of operation for the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☒ Yes ☐ No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

It is anticipated that the registrant will report a net loss of approximately $6.31 million for the fiscal year ended November 30, 2014 compared to a net loss of approximately $5.65 million for the prior fiscal year, an increase of approximately $655,000.  The reason for this increase was due primarily to a $3.42 million decrease in revenues and $111,300 increase in selling, general, administrative expenses, offset by a $2.84 million decrease in cost of goods sold.

Methes Energies International Ltd.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: March 2, 2015	By:	/s/ Michel Laporte
Michel Laporte
Chief Executive Officer